Endeavour Silver Provides Production and Cost Guidance for 2017

VANCOUVER, BC -- (Marketwired - January 25, 2017) - Endeavour Silver Corp. (TSX: EDR) (NYSE: EXK) provides 2017 production and cost guidance for its three producing mines in Mexico: the Guanaceví mine in Durango state and the Bolañitos and El Cubo mines in Guanajuato state.

In 2017, the Company's plan is to produce at slightly lower throughput and higher silver grades compared to 2016, resulting in similar silver production and slightly lower gold production forecasts. Endeavour plans to continue investing significantly in exploration and development programs to extend the existing mine lives and build new mines to fuel future growth.

2017 Production Guidance

Silver production is expected to be in the range of 5.2-5.7 million oz and gold production is expected be in the 50,000-53,000 oz range. Silver equivalent production is forecast to be 8.9-9.7 million oz using a 75:1 silver:gold ratio, as shown in the table below.

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                                                                Tonnes/Day
Mine             Silver (M oz)   Gold (K oz)    Ag Eq (M oz)      (tpd)
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Guanaceví           2.4-2.6        5.3-6.3        2.8-3.1      1,000-1,200
Bolañitos           0.9-1.0       21.5-22.5       2.5-2.7      1,000-1,100
El Cubo             1.9-2.1       23.2-24.2       3.6-3.9      1,300-1,500
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Total               5.2-5.7       50.0-53.0       8.9-9.7      3,300-3,800
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Bradford Cooke, Endeavour CEO, commented, "We expect 2017 to be a transformative year for Endeavour as our attention turns to growth. The emergence of our exciting new Terronera discovery and the acquisition of two attractive projects last year, El Compas and Parral, have positioned us for significant growth over the next three years which we think could coincide with rising precious metal prices. We believe now is the right time to invest for the future across our portfolio."

In particular, the Company continues to advance the Preliminary Economic Assessment (PEA) and initial resource estimate for the El Compas project in Zacatecas state and the Pre-Feasibility Study (PFS) and updated reserve/resource estimate for the Terronera project in Jalisco state for completion in March, 2017.

The El Compas PEA is somewhat dependent on the outcome of appeals by several industries of the recently amended Revenue Law in the State of Zacatecas. The amendment to the Revenue Law is effectively a new environmental tax on the extraction of rock, sand and similar materials, the pollution of air, soil and water and the disposal of wastes including all mill tailings and heap leach pads. However, mining companies already pay a federal environmental tax and the Company has received legal advice that the amended state Revenue Law is unconstitutional so Endeavour and many other companies plan to file constitutional challenges in the Mexican courts. The amendment went into effect as of January 1, 2017 and could make the El Compas project, and every other mine in the state, uneconomic. High level discussions are now underway between the affected industries in Zacatecas and state and federal government officials to repeal or amend this law.

At Guanaceví, production will be similar to 2016 based on slightly lower grades and higher throughputs of 1,000 to 1,200 tonnes per day (tpd), primarily from the Santa Cruz, Porvenir Norte, and Porvenir Centro orebodies. Underground exploration and mine development in these areas will be funded by mine cash flow. Development of the new SCS and Milache deposits will utilize growth capital funded by the Company's treasury.

At Bolañitos, mine production will continue operating at approximately 1,100 tpd primarily from the LL-Asunción deposit, the Plateros deposit, and historic mine fill. Underground exploration and mine development in these areas will continue to be funded by mine cash flow.

At El Cubo, production will also continue steady state at about 1,400 tpd from the V-Asunción, Dolores, Villalpando, San Nicolas and Santa Cecilia veins. Underground exploration and mine development in these areas will continue to be funded by mine cash flow.

Operating Costs

Cash costs, net of gold by-product credits, are expected to be $6.50-$7.50 per oz of silver produced in 2017, comparable to the first three quarters of 2016. Consolidated cash costs on a co-product basis are anticipated to be $10.25-$11.25 per oz silver and $775-$825 per oz gold.

All-in sustaining costs (AISC), net of gold by-product credits, in accordance with the World Gold Council standard, are estimated to be $14-$15 per oz of silver produced in 2017, higher than the first three quarters of 2016 due to increased investments in exploration and development programs. When non-cash items such as stock-based compensation are excluded, AISC is forecast to be in the $13.50-$14.50 range. On a co-product basis, AISC is anticipated to be $14.50-$15.50 per oz silver and $1,050-$1,150 per oz gold. Direct operating costs are estimated to be in the range of $70-$75 per tonne.

Management has assumed a $17 per oz silver price, $1,190 per oz gold price, and 20:1 Mexican peso per US dollar exchange rate for its 2017 cost forecasts.

2017 Capital Budget

Last year management focused on reducing sustaining exploration and capital investments at low precious metals prices to ensure positive cash flow for the Company. In 2017, Endeavour plans to invest $43.3 million on capital projects at the three operating mines, including $7.7 million of growth capital, all primarily for mine development, in order to access reserves and resources for mining. At today's prices, the investments at operations will be covered by operating cash flow, while exploration and growth capital will be funded by the Company's treasury.

At Guanaceví, 9.2 kilometres (km) of mine development are budgeted at $11.3 million in the North Porvenir and Santa Cruz mines, which have been in production since 2004 and 2012, respectively. An additional $2.2 million will be spent on ventilation, underground electrical and water control throughout the mine. The remaining $3.2 million will be spent on new mobile equipment to aid the significant planned development, site infrastructure and equipment.

Management has also approved an additional 2.5 km of development, budgeted at $7.1 million, to access two new ore bodies currently not in production. The development is expected to commence in the second quarter depending on permitting.

At Bolañitos, 5.0 km of mine development are budgeted at $5.1 million to access reserves and resources in LL-Asunción, Plateros, and mineralized fill from historic stopes not included in resources. An additional $0.5 million is planned to purchase various mine equipment required for the year.

At El Cubo, 7.8 km of mine development are budgeted at $8.4 million, and $2.0 million is budgeted for supporting underground infrastructure mainly in the Villalpando vein. An additional $1.4 million will be spent on mobile mine equipment and $1.4 million on plant equipment and infrastructure.

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                                               Sustaining
Mine        Mine Development  Other Capital      Capital     Growth Capital
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Guanaceví     $13.5 million   $3.2 million    $16.7 million   $7.1 million
Bolañitos     $5.1 million    $0.6 million    $ 5.7 million         -
El Cubo       $10.4 million   $2.8 million    $13.2 million         -
Corporate           -               -               -         $0.6 million
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Total         $29.0 million   $6.6 million    $35.6 million   $7.7 million
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Exploration Budget

In 2017, the Company plans to drill 64,000 metres (m) and spend $15.2 million on brownfields and greenfields exploration, development engineering, and land payments across its portfolio of properties. At the three existing mines, 20,000 m of core drilling is planned at a cost of $3.0 million. At the exploration and development projects, 44,000 m will be drilled at a cost of $10.5 million.

At El Compas, management has approved a $3.0 million exploration program to drill 8,000 m testing new targets, and collar an 800 m exploration adit (subject to the PEA and the state Revenue Law) to provide underground access to the historical resources in the El Compas and El Orito veins, confirm drill results, and assess geotechnical parameters for mining of the mineralized zones.

At Terronera, management has approved a $2.3 million, 10,000 m drill program to test other mineralized veins, complete the PFS, and advance the site infrastructure. In 2016, the Terronera vein discovery was deepened and expanded by drilling. Additionally, a number of parallel structures were discovered by mapping and sampling. In December 2016, high-grade drill results were announced from the La Luz vein located 2,200 m northeast of the Terronera vein.

At Parral, management plans to spend $3.0 million on drilling 18,000 m to confirm a portion of the historical resource, testing multiple greenfields high-grade and bulk tonnage silver targets, and completing a PEA. The potential for near-term, small scale contract mining and toll milling will also be evaluated.

Additionally, the Company will conduct a 5,000 m drill program at the Guadalupe y Calvo property in Chihuahua, Mexico and a 3,000 m drill program in Chile. Both properties are highly prospective: Guadalupe y Calvo for high-grade vein mineralization near the existing resource, and for bulk tonnage silver-lead-zinc manto mineralization in Chile.

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                                                            Expenditures
Project             2017 Activity       Drill Metres         (millions)
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Guanaceví             Drilling              8,000               $1.2
Bolanitos             Drilling              6,000               $0.9
El Cubo               Drilling              6,000               $0.9
Terronera          Drilling/PFS/           10,000               $2.3
                  Infrastructure
El Compas          Drilling/PFS/            8,000               $3.0
                  Infrastructure
Parral              Drilling/PEA           18,000               $3.0
Guadalupe y Calvo     Drilling              5,000               $0.9
Chile                 Drilling              3,000               $1.3
Mexico           Holding Costs/Land           -                 $1.7
                      Payments
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Total                                      64,000               $15.2
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About Endeavour Silver - Endeavour Silver is a mid-tier precious metals mining company that owns three high grade, underground, silver-gold mines in Mexico. Since start-up in 2004, Endeavour has grown its mining operations organically to produce 9.7 million ounces of silver and equivalents in 2016. We find, build and operate quality silver mines in a sustainable way to create real value for all stakeholders. Endeavour Silver's shares trade on the TSX (EDR) and the NYSE (EXK).

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour's anticipated performance in 2017 including changes in mining and operations and the timing and results of various activities. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Contact Information - For more information, please contact:
Meghan Brown
Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com